 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 6, 2020, Euro Tech Holdings Company Limited (the “Company”) declared a special cash dividend of an aggregate of One Million Two Hundred Ninety Nine Thousand Dollars and 78/cents ($1,299,000.78) (the “Dividend”), to be paid to all holders of record as of March 20, 2020 of its outstanding shares of common stock.  The Dividend is payable on March 30, 2020.  As of March 10, 2020, the Company had 3,092,859 shares of its common stock outstanding.

The information disclosed under on this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

A copy of the press release announcing the Dividend is included as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

March 11, 2020	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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